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17018247

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12525

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01 /2016 (MM/DD/YY) AND ENDING 06/30/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alexander Investment Service

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 Lily Creek Rd., #101
(No. and Street)

Louisville	Ky	40243-2808
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gerald A. Wells (502)736-1340
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mountjoy Chilton Medley, LLP
(Name – *if individual, state last, first, middle name*)

2600 Meidinger Tower, 462 S fourth St	Louisville	Ky	40222
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

amb

OATH OR AFFIRMATION

I, Gerald A. Wells, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alexander Investment Services Co., as of June 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Gerald A. Wells Digitally signed by Gerald A. Wells Date: 2017.07.15 13:59:25 -04'00'

Signature

Secretary/Treasurer

Title

Subscribed and sworn to me this 30th day of June, 2017

Charla Raap Charla Raap

Notary Public

expiration: 1/20/2021

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alexander Investment Services, Co.

Financial Statements

Years Ended June 30, 2017 and 2016

Alexander Investment Services, Co.

Table of Contents
Years Ended June 30, 2017 and 2016


CPAs & ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Alexander Investment Services, Co.

We have audited the accompanying statements of financial condition of Alexander Investment Services, Co. as of June 30, 2017 and 2016, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of Alexander Investment Services, Co.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alexander Investment Services, Co. as of June 30, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule 1, Computation of Net Capital Under SEC Rule 15c3-1, has been subjected to audit procedures performed in conjunction with the audit of Alexander Investment Services, Co.'s financial statements. The supplemental information is the responsibility of Alexander Investment Services, Co.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mountjoy Chilton Medley LLP

Louisville, KY
August 23, 2017

Kentucky
Indiana
Ohio

Mountjoy Chilton Medley LLP
P 502.749.1900 | F 502.749.1930
2600 Meidinger Tower | 462 South Fourth Street | Louisville, KY 40202
www.mcmcpa.com | 888.587.1719
A Member of PrimeGlobal – An Association of Independent Accounting Firms

Alexander Investment Services, Co.
Statements of Financial Condition
June 30, 2017 and 2016

	2017	2016
Assets		
Cash and cash equivalents	$ 39,974	$ 42,330
Accounts receivable	-	2,025
Accrued commissions	6,626	3,246
Securities owned, at fair value	65,816	55,910
Property and office equipment, net	39,915	46,737
Other assets	10,217	9,117
Total Assets	$ 162,548	$ 159,365
Liabilities and Stockholders' Equity		
Accounts payable	$ 3,512	$ 791
Deferred tax liability, net	16,091	13,244
Accrued expenses and other payables	42,289	34,777
Total Liabilities	61,892	48,812
Stockholders' Equity:		
Capital stock, common, no par value; authorized 100,000 shares, 60,000 issued and 50,000 outstanding shares	1,000	1,000
Additional paid-in capital	68,882	68,882
Retained earnings	30,774	40,671
Total Stockholders' Equity	100,656	110,553
Total Liabilities and Stockholders' Equity	$ 162,548	$ 159,365

See accompanying notes.

Alexander Investment Services, Co.
Statements of Operations
Years Ended June 30, 2017 and 2016

	2017	2016
Revenues:		
Commissions	$ 3,335,834	$ 3,196,887
Retirement plan fees	96,917	71,449
Interest and dividends	2,012	2,803
Securities gains (losses), net	8,039	(4,159)
Total Revenues	3,442,802	3,266,980
Expenses:		
Officers' compensation	1,731,261	1,640,172
Salaries, wages, and commissions	1,303,549	1,247,738
Payroll taxes	31,273	31,555
Insurance	56,672	59,240
Employee retirement plan	37,000	34,000
Depreciation	14,813	18,514
Rent	49,745	46,380
Office supplies	59,963	67,365
Telephone	15,752	15,037
Consulting	66,211	30,597
Regulatory fees	24,787	21,212
Other expenses	56,749	50,980
Total Expenses	3,447,775	3,262,790
Net (Loss) Income Before Income Taxes	(4,973)	4,190
Income Taxes:		
Current expense	2,078	3,740
Deferred expense	2,846	(2,304)
	4,924	1,436
Net (Loss) Income	$ (9,897)	$ 2,754

See accompanying notes.

Alexander Investment Services, Co.
Statements of Changes in Stockholders' Equity
Years Ended June 30, 2017 and 2016

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balances at June 30, 2015	50,000	$ 1,000	$ 68,882	$ 37,917	$ 107,799
Net income	-	-	-	2,754	2,754
Balances at June 30, 2016	50,000	1,000	68,882	40,671	110,553
Net loss	-	-	-	(9,897)	(9,897)
Balances at June 30, 2017	50,000	$ 1,000	$ 68,882	$ 30,774	$ 100,656

See accompanying notes.

Alexander Investment Services, Co.
Statements of Cash Flows
Years Ended June 30, 2017 and 2016

	2017	2016
Operating Activities		
Net (Loss) Income	$ (9,897)	$ 2,754
Adjustments to reconcile net (loss) income to net cash provided by operating activities:		
Depreciation	14,813	18,514
Securities (gains) losses, net	(8,039)	4,159
Deferred income tax	2,847	(2,304)
(Increase) decrease in assets:		
Accounts receivable	2,025	(745)
Accrued commissions	(3,380)	6,095
Other assets	(1,100)	1,322
Increase (decrease) in liabilities:		
Accounts payable	2,721	(4,546)
Accrued expenses and other payables	7,512	(2,888)
Net Cash Provided by Operating Activities	7,502	22,361
Investing Activities		
Additions to property and office equipment	(7,991)	(10,360)
Purchases of marketable securities	(1,867)	(2,660)
Net Cash Used in Investing Activities	(9,858)	(13,020)
Net (Decrease) Increase in Cash and Cash Equivalents	(2,356)	9,341
Cash and Cash Equivalents, Beginning of Year	42,330	32,989
Cash and Cash Equivalents, End of Year	$ 39,974	$ 42,330

See accompanying notes.

Note A - Nature of Organization

Alexander Investment Services, Co. (the Company) is a financial services firm providing investment services, retirement plan designs, financial advisory and management consulting services to individual and commercial clients primarily in Kentucky and Indiana. The Company is registered as a broker-dealer with the Financial Industry Regulatory Authority (FINRA).

Note B - Significant Accounting Policies

The following is a summary of the significant accounting policies of the Company:

1. Basis of Accounting: The financial statements of the Company are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Accounting Standards Codification ("ASC") as produced by the Financial Accounting Standards Board ("FASB") is the sole source of authoritative accounting technical literature.

2. Cash and Cash Equivalents: For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

3. Securities Owned: Securities owned consist of mutual funds that are publicly offered and valued on a securities exchange or independent publicly quoted market. All investments are recorded on a trade date basis. Investments are valued at the last trade price.

4. Investment Income: Interest income is recorded on the accrual basis and dividend income is recognized on the ex-dividend date. Capital gains and losses are calculated on an identified cost basis.

5. Accounts Receivable: Management has determined that no provisions for uncollectible accounts receivable are necessary at June 30, 2017 and 2016.

6. Commission Revenue: Commission revenue is recognized when the Company is contractually entitled to receive the income from the securities provider.

7. Property and Office Equipment: Property and office equipment are stated at cost less accumulated depreciation. A combination of accelerated methods and the straight-line method has been used to calculate depreciation as applicable to each asset. Furniture is depreciated over a 5-7 year useful life and office equipment is depreciated over a 3-5 year useful life.

8. Fair Value Measurements: The Company applies GAAP for fair value measurements of financial assets that are recognized or disclosed at fair value in the financial statements on a recurring basis. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

Alexander Investment Services, Co.
Notes to Financial Statements (Continued)
Years Ended June 30, 2017 and 2016

Note B - Significant Accounting Policies (Continued)

9. Income Taxes: The Company accounts for income taxes in accordance with ASC provisions for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The ASC standards also require recognition and measurement of uncertain income tax positions using a "more-likely-than-not" approach.

   The Company's policy for interest and penalties on material uncertain tax positions recognized in the financial statements is to classify these as interest expense and operating expense, respectively. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures.

   Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge. The Company is generally not subject to federal, state, or local income tax examinations for taxable years prior to June 30, 2014.

10. Use of Estimates: The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States which requires management to make estimates and assumptions that may affect the reported amounts in the financial statements and the notes to financial statements. Actual results could differ from those estimates.

11. Subsequent Events: Subsequent events for the Company have been considered through the date of the Report of Independent Registered Public Accounting Firm which represents the date the financial statements were available to be issued.

12. Recent Accounting Pronouncements: In November 2015, the FASB issued ASU 2015-17, *Balance Sheet Classification of Deferred Taxes,* which provides that all deferred tax assets and liabilities, along with any valuation allowance, will be classified as noncurrent. The guidance can be applied prospectively or retrospectively at the time of adoption. Early adoption is permitted. This standard will be effective for the fiscal year ending June 30, 2018.

    On May 28, 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers*. The standards core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. This standard also includes expanded disclosure requirements that result in an entity providing users of the financial statements with comprehensive information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts with customers. This standard will be effective for the fiscal year ending June 30, 2019.

    In February 2016, the FASB issued ASU 2016-02, *Leases*. This standard requires all leases with lease terms over 12 months to be capitalized as a right-of-use asset and lease liability on the balance sheet at the date of lease commencement. Leases will be classified as either finance or operating. This distinction will be relevant for the pattern of expense recognition in the income statement. This standard will be effective for the fiscal year ending June 30, 2020.

Note B - Significant Accounting Policies (Continued)

12. Recent Accounting Pronouncements (Continued): In June 2016, the FASB issued ASU 2016-13, *Financial Instruments-Credit Losses*. The standard requires a financial asset (including trade receivables) measured at amortized cost basis to be presented at the net amount expected to be collected. Thus, the income statement will reflect the measurement of credit losses for newly-recognized financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. This standard will be effective for the fiscal year ending June 30, 2021.

    The Company is currently evaluating these ASUs and their related impact on the Company's financial statements.

Note C - Property and Office Equipment

Property and office equipment at June 30, 2017 and 2016 are summarized as follows:

	2017	2016
Furniture	$ 38,404	$ 38,404
Office equipment	171,833	163,842
	210,237	202,246
Less accumulated depreciation	170,322	155,509
	$ 39,915	$ 46,737

Note D - Fair Value Measurements

The Company applies GAAP for fair value measurements of financial assets that are recognized or disclosed at fair value in the financial statements on a recurring basis. GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are quoted market prices in active markets for identical assets or liabilities. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

- Level 2 inputs are observable market-based inputs or unobservable inputs that are corroborated by market data, such as quoted prices for similar assets or liabilities or model-derived valuations.

- Level 3 inputs are unobservable inputs that are not corroborated by market data. These inputs reflect a company's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

Exchange-traded equity securities, including the Company's mutual funds, are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2 or Level 3 of the fair value hierarchy.

Note D - Fair Value Measurements (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2017:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of June 30, 2017
Assets - Mutual Funds	$ 65,816	$ -	$ -	$ 65,816

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2016:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of June 30, 2016
Assets - Mutual Funds	$ 55,910	$ -	$ -	$ 55,910

There were no transfers between Levels 1 and 2 for the years ended June 30, 2017 and 2016.

Note E - Retirement Plan

The Company offers a Profit Sharing Plan for all eligible employees. The Company's expense of funding this plan was approximately $37,000 and $34,000 for the years ended June 30, 2017 and 2016, respectively.

The Profit Sharing Plan is a safe harbor plan requiring Company contributions of three percent of each eligible employee's compensation.

Alexander Investment Services, Co.
Notes to Financial Statements (Continued)
Years Ended June 30, 2017 and 2016

Note F - Income Taxes

Income taxes attributable to net income before income taxes for the years ended June 30, 2017 and 2016 consists of:

	2017	2016
Current Expense		
Federal	$ 1,255	$ 3,064
State and other	823	676
	2,078	3,740
Deferred Expense (Benefit)		
Federal	2,033	(1,647)
State and local	813	(657)
	2,846	(2,304)
Total Income Tax Expense	$ 4,924	$ 1,436

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. As such, a valuation allowance was not considered necessary at June 30, 2017.

Income tax expense attributable to earnings before income taxes differs from the amounts computed by applying the expected effective U.S. Federal income tax rate of 15% to earnings before income taxes as a result of the following:

	2017	2016
Tax expense at expected statutory federal rate	$ 1,975	$ 614
Nondeductible expenses	1,313	803
State taxes and other	1,636	19
	$ 4,924	$ 1,436

Note F - Income Taxes (Continued)

The tax effects of temporary differences that give rise to significant portions of the net deferred tax liability consists of the following as of June 30, 2017 and 2016:

	2017	2016
Deferred Tax Liabilities:		
Adjustment to cash basis on income tax return	$ (5,818)	$ (3,824)
Depreciation	(6,601)	(7,437)
Unrealized gain on investments	(3,672)	(1,983)
Net Deferred Tax Liability	$ (16,091)	$ (13,244)

Note G - Lease Commitments

The Company entered into a lease agreement effective July 15, 2013, with Roy's Boys, LLC, a related party sharing some common ownership. The lease was for three years, and ended on June 30, 2016, with an option to extend the lease for an additional three years on the same terms. The Company opted to extend the lease for the additional years effective July 1, 2016. The premises leased is approximately 3,000 square feet, and the rent was $3,125 per month (increasing to $3,425 effective July 1, 2016). The Company also leases office space in Harlan, Kentucky under a month-to-month lease. Rent expense was $49,745 and $46,380 for the years ended June 30, 2017 and 2016, respectively.

Future minimum lease payments under the operating lease at June 30 are as follows:

2018	$ 41,100
2019	41,100
	$ 82,200

Note H - Risks and Concentrations

Approximately 66% of the Company's total commissions is generated from one securities provider. Should the Company or the securities provider seek to terminate their relationship, the Company represents that other providers are readily available to provide the necessary services.

A significant portion of the Company's business is for customers in Kentucky and Indiana. Accordingly, the occurrence of any adverse economic conditions or an adverse regulatory climate in either of these states could have a material adverse effect on the Company's business, although no such conditions have been encountered in the past.

The Company maintains its cash at various financial institutions. The balance at times, may exceed federal insured limits.

Note H - Risks and Concentrations (Continued)

The Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect account balances and the amounts reported in the statements of operations.

Note I - Net Capital Rule

As a registered broker-dealer, the Company is subject to the uniform net capital rule of the Securities and Exchange Commission and the FINRA, which requires that the Company maintain minimum net capital, as defined, of $25,000 and that aggregate indebtedness as defined by the FINRA, shall not exceed fifteen times net capital. The Company may declare dividends or acquire certain non-liquid assets only to the extent of net capital in excess of such requirements. At June 30, 2017 and 2016, the Company had net capital of $40,652 and $44,287, respectively. The Company's ratio of aggregate indebtedness to net capital for this same time period was 1.5225 and 1.1022.

In addition, there were no liabilities subordinated to general creditors during the year ended June 30, 2017.

Note J - Focus Report Reconciliation

There were no material differences between the accompanying financial statements and the financial statements filed by the Company on Securities and Exchange Commission Form X-17A-5 (FOCUS report) as of June 30, 2017.

Supplementary Information

Alexander Investment Services, Co.
Schedule 1
Computation of Net Capital Under SEC Rule 15c3-1
As of June 30, 2017

As a registered broker-dealer, the Company is subject to the uniform net capital rule of the Securities and Exchange Commission and the FINRA, which requires that the Company maintain minimum net capital, as defined, of $25,000 and that aggregate indebtedness as defined by the FINRA, shall not exceed fifteen times net capital. The Company may declare dividends or acquire certain non-liquid assets only to the extent of net capital in excess of such requirements.

A computation as of June 30, 2017 of the Company's aggregate indebtedness, as defined, and net capital under the uniform net capital rule is as follows:

	2017
Aggregate Indebtedness	$ 61,892
Net Capital:	
Stockholders' equity	$ 100,656
Nonallowable Assets:	
Property and office equipment, net	(39,915)
Other assets	(10,217)
Net Capital Before Haircuts on Securities Positions	50,524
Haircuts on Securities:	
Money market funds	-
Other securities	(9,872)
Undue concentration	-
Net Capital	$ 40,652
Ratio of Aggregate Indebtedness to Net Capital	1.5225

In addition, there are no liabilities subordinated to general creditors as of June 30, 2017.

There are no differences between net capital as reported above for the year ended June 30, 2017, and those amounts included on the Company's computation included in Part IIA of Form X-17A-5, as of June 30, 2017.

The Company claimed an exemption from Rule 15c3-3 under Section (k)(1) and, as a result, has not included Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3, or Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3.